May 29, 2025

Mr. Ho Hin Shun
Chief Executive Officer
Fitness Fanatics Ltd
Flat 15, Block F, UG/F.
Wah Lok Industrial Centre
31-35 Shan Mei Street
Fo Tan, New Territories
Hong Kong

       Re: Fitness Fanatics Ltd
           Draft Registration Statement on Form F-1
           Submitted May 2, 2025
           CIK No. 0002065232
Dear Mr. Ho Hin Shun:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary, page 7

1. As you have on your cover page, please also disclose in this section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable
       Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
 May 29, 2025
Page 2
Corporate Structure, page 10

2.     In addition to existing disclosure, please also include a diagram of the
company   s
       corporate structure, identifying the person or entity that owns the equity in each depicted entity, as you have on page 66. Please also include disclosure emphasizing that potential investors are purchasing shares in the Cayman holding company and not in the PRC or Hong Kong subsidiaries, and legal uncertainties and jurisdictional limits that apply to operations in China, similarly to the disclosure on the cover page.
Risks and Challenges, page 10

3. In your summary of risk factors, at the bottom of page 11 of the registration statement, you include summaries of the risks that your corporate structure and having company operations in China poses to investors. Please expand these summaries to emphasize that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
       based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please include cross-references to the more detailed discussions of these risks in the registration statement.
Prospectus Summary
Implications of Being an Emerging Growth Company, page 17

4. A foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules designated for domestic issuers. You submitted on Form F-1. Please revise to remove reference to yourself as a smaller reporting company. Refer to Instruction 2 to the definition of smaller reporting company at Item 10(f) of Regulation S-K.
Risks Relating to Jurisdictions in Which We Operate, page 34

5. Revise your risk factors to acknowledge, as you have done on the cover page, that if the PRC government determines that your corporate structure does not comply with
       PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
6.     We note your disclosure about the Holding Foreign Companies Accountable
Act.
       Please expand your risk factors to disclose that the Holding Foreign Companies
       Accountable Act, as amended by the Consolidated Appropriations Act,
2023,
       decreases the number of consecutive    non-inspection years    from
three years to two
       years, and thus reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the
       PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
 May 29, 2025
Page 3
7.     Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, please revise your existing risk factors, or draft a new risk factor, to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Much like your disclosure on page 16. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the
       term    control    (including the terms    controlling,       controlled
by,    and    under
       common control with   ) means    the possession, direct or indirect, of
the power to
       direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise Risks Relating to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares
The dual-class structure of our Ordinary Shares..., page 38

8. Revise this risk factor to disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval, disclose that future issuances of Class B ordinary shares may be dilutive to Class A shareholders, and clarify whether you will be a "controlled company" and if you intend to take advantage of any controlled company exemptions.
Use of Proceeds, page 47

9. We note your disclosure on page 86 that you intend on expanding your business both domestically in Mainland China and abroad in other Southeast Asian countries like
       Singapore and the Philippines. We also note that you intend on allocating proceeds for
       "potential strategic acquisitions and/or joint ventures." If proceeds will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.4 of Form 20-F, as incorporated by Item 4.a of Form F-1.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53

10. Please revise to discuss cost of revenue and gross margin. Consider providing such discussion at the segment level. Refer to Item 5 of Form 20-F. Revenue, page 54

11. We note your disclosure that the revenue generated from other Asian regions increased by 201.4%, driven by the launch of operations in Malaysia in 2024. Please include additional context that prior to 2024 you had minimal formal operations outside of Hong Kong and mainland China prior to your expansion in Malaysia.
 May 29, 2025
Page 4
Business
Our Competitive Strengths
We are a leading sports nutrition company in Hong Kong with a diverse and extensive product portfolio, page 84

12. We note your disclosure that the exclusive distribution agreement with your largest supplier has a one-year term and is generally renewed on a yearly basis. Please clarify if this renewal is automatic renewal, or if the terms are renegotiated every year.
Intellectual Property, page 89

13. At the bottom of page 89, you disclose "Description of the Class" and five different categories of products. Please clarify what role these classes serve in your business.
       For example, if the third trademark with Registration Number 305913162 that is listed as Class 5 indicates it can only be applied to the products listed under Class 5, then please state as much.
Regulatory Environment and the Laws and Regulations of Hong Kong, the PRC and Malaysia, page 91

14. Please revise your disclosure to include a description of the material effects of government regulations on your business. Refer to Item 4.B.8 of Form
20-F.
Principal and Selling Shareholders, page 121

15. Please revise the footnotes to the table to identify the natural person(s) that exercise voting and/or dispositive power over the shares held by each entity listed in the table.
Related Party Transactions, page 124

16. Please revise your disclosure here to include all transactions for the period since the beginning of your preceding three financial years up to the date of the document.
       Refer to Item 7.B. of Form 20-F.
Combined Financial Statements, page F-1

17. We note your disclosure of subsidiary dividend restrictions on pages 9 and 10. Please tell us your consideration of providing disclosure pursuant to Rule 4-08(e)(3) of
       Regulation S-X and the condensed financial information prescribed by Rule 12-04 of
       Regulation S-X in accordance with Rule 5-04 of Regulation S-X.
Note 16. Related Party Balance and Transactions, page F-32

18. Reference is made to the "Amounts due from directors" and "Amounts due from related parties" line items in the table of related party balances. Please tell us how the related cash flows are presented in your Combined Statements of Cash Flows. In addition, tell us your consideration of classifying the related cash flows as investing activities in your Combined Statements of Cash Flows pursuant to ASC 230-10-45-
       12a. and 13a.
 May 29, 2025
Page 5
19. Reference is made to footnotes (4), (5) and (6) to the table of related party balances.
       Please tell us how the related cash flows are presented in your Combined Statements of Cash Flows. In addition, tell us your consideration of classifying the related cash flows as operating activities in your Combined Statements of Cash Flows pursuant to
       ASC 230-10-45-17.
Exhibits

20. Please file the distribution agreements with your two largest suppliers as exhibits to the registration statement, or tell us why they are not material. See
Item 8(a) of Form
       F-1 and Item 601(b)(10) of Regulation S-K.

       Please contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-
4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Kyle Leung